Exhibit 99.1

BEFORE THE NASDAQ LISTING AND HEARING REVIEW COUNCIL

THE NASDAQ STOCK MARKET LLC

In the Matter of	DECISION

Liberty Tax, Inc.
(Symbol: TAXA)
c/o Mr. David Donohoe	Docket No. NQ 6281N-18
Donohoe Advisory Associates LLC
9901 Belward Campus Drive	Date: October 18, 2018
Suite 175
Rockville, MD 20850

Concerning the Operations of
The Nasdaq Stock Market

This matter appears before the Nasdaq Listing and Hearing Review Council (the “Listing Council”) pursuant to an appeal by Liberty Tax, Inc. (the “Company”). On July 31, 2018, the Nasdaq Hearings Panel (the “Panel”) issued a decision to delist the Company’s securities from The Nasdaq Stock Market, LLC (the “Stock Market” or the “Exchange”) and suspend trading of the Company’s shares, effective at the opening of business on August 2, 2018. The Company appealed the Panel’s decision to the Listing Council. After considering the written record in this matter, the Listing Council affirms the decision of the Panel.

Procedural History

On December 13, 2017, the Exchange’s Listings Qualifications Staff (“Staff”) notified the Company that it was delinquent in filing its Quarterly Report on Form 10-Q for the fiscal year ended October 31, 2017. On February 12, 2018, the Company submitted a plan to Staff to regain compliance and it requested an exception through June 11, 2018 to do so. Staff granted this exception.

In a March 15, 2018, letter, the Staff notified the Company of an additional filing delinquency based on the Company’s failure to file its January 10-Q. In that same letter, Staff granted the Company’s request for an exception, allowing it until June 11, 2018, to file the delinquent reports.

When the Company failed to file the delinquent reports by the June 11 deadline, the Staff issued a notice of de-listing on June 12, 2018.

On June 19, 2018 the Company appealed the de-listing determination to a Hearings Panel (the “Panel”).

On July 18, 2018, the Staff notified the Company of an additional filing delinquency based on the Company’s failure to file its Form 10-K for the fiscal year ended April 30, 2018.

On June 19, 2018, the Panel held a hearing on the matter. Staff and the Company submitted post-hearing memoranda on July 23 and July 26, respectively.

On July 31, 2018, the Panel issued a decision to de-list the Company’s securities and to suspend trading in those securities, effective August 2, 2018. In reaching its decision, the Panel stated that it did not have confidence that the Company was in a position to both address its corporate governance issues and to meet its filing requirements in the near term. The Panel noted that even if the Company could complete an audit and file its delinquent reports within the targeted time frame, it did not believe that the continued listing of the Company was in the best interests of the investing public. The Panel observed that the Company had experienced a protracted battle for control, the ouster or resignation of its Chief Executive Officer, Chief Financial Officer, numerous Board Directors, independent audit firms, and law firms. It also noted that the process of recovering from those events, and in making needed corporate governance reforms, had just begun, and that the new management team lacked deep experience in steering a public company through a crisis of this nature. The Panel concluded as follows:

The Company has taken the first necessary steps toward remediation and compliance; retained an audit firm; and will shortly be out from under control by [the CEO, Board Chairman, and controlling shareholder] Mr. Hewitt. However, in the Panel’s experience, the road toward compliance and remediation after a protracted battle and eventual ouster of a founder/CEO/Board Chair is one in which a Company is advised to move cautiously and deliberately, so as to ensure a level of integrity that has apparently been missing. This process, in the Panel’s view, is best undertaken while the Company is not listed. A continued listing at this juncture would signal to the market a confidence in the continued compliance with all Nasdaq rules that the record does not yet support. Given the almost complete changeover in Board and management and governance policies for the Company, investors will be better served if this virtually new Company undergoes the review all new companies undergo upon initial listing, once it has regained compliance with the filing requirements and put its house in order.

On August 15, 2018, the Company appealed the Panel decision to the Listing Council. On September 5, 2018, the Company provided its appellate brief to the Listing Council. On September 19, 2018, Staff provided its opposition brief to the Listing Council. On September 26, 2018, the Company filed its reply brief.

On September 11, 2018, it filed a Form 12b-25 in which it indicated that it would be late in filing its Form 10-Q for the quarter ended July 31, 2018. The Company stated in the form that it intends to file this report by October 31, 2018.

On October 5, 2018, the Company informed the Listing Council that it had filed its delinquent reports on Form 10-Q for the quarters ended October 31, 2017 and January 31, 2018 and its Form 10-K for the year ended April 30, 2018.

Listing Standard at Issue

The Company fails to comply with Nasdaq Listing Rule 5250(c), which requires listed companies to timely file all periodic reports that the Commission requires them to file. As of the date of this decision, the Company has not filed its Form 10-Q for the quarter ended July 31, 2018.

Findings of Fact

The Listing Council considered the entire record, which is incorporated by reference into this decision. Relevant documents include submissions by the Company and Staff, the decisions of the Panel, the hearing transcript, the Company’s public filings, and relevant correspondence.

Arguments on Appeal

In its September 5, 2018 brief in support of its appeal, the Company did not dispute the Panel’s decision. Instead, the Company said that its delay in filing the delinquent reports was precipitated by significant changes to the Company’s Board of Directors, executive management team, and independent audit firm. The Company asserted that a new leadership team — including a new President and Chief Executive Officer and a new Chief Financial Officer – is now in place and that its new audit firm, which the Company engaged in June 2018, is proceeding with “all due haste” to complete its work so that the Company can file the delinquent reports. The Company represented that it expected to become current in its filings by October 31, 2018.

Additionally, the Company described its progress in addressing other concerns that the Panel raised in its decision. The Company described certain corporate governance reforms that it had taken or planned to undertake, including the adoption of a revised Code of Conduct, adoption of a new Conflicts of Interest Policy, the adoption of a new Complaints Policy, the establishment of a revised Ethics Hotline, the proposed adoption of revised Board of Directors and Board Committee Charters, proposed updates to the Company’s franchise and area developer agreements, and proposed updates to the Company’s hiring policies. It noted that it had consummated the sale of the Company to a private equity company. It discussed its engagement of a firm to assist with the implementation of ASC 606.

In light of the foregoing, the Company requested that the Listing Council continue the Company’s listing on Nasdaq through at least October 31, 2018.

Staff argued, in its September 19, 2018 opposition brief, that the Company’s appeal presents no new arguments. Staff argued that the Company “has not complied with this rule since filing its Quarterly Report on Form 10-Q for the period ended July 31, 2017, on September 11, 2017 – more than one year ago.” Staff cited several reasons why it believed that the Listing Council should not exercise its discretion to grant the Company additional time to file its delinquent reports. First, Staff argued that the turnover in those responsible for the Company’s financial statements casts doubt on the Company’s ability to regain compliance. Second, Staff noted that the Company had experienced almost a complete turnover in its senior management and Board of Directors, and thus had no track record on its ability to meet its proposed deadline for filing the delinquent reports. Third, Staff argued that the Company still had substantial work to do to correct its corporate culture, and that such work requires its undivided attention.

Although Staff acknowledged that the Company had made incremental progress since the Panel issued its decision, including by disclosing, on September 7, 2018, unaudited financial information for fiscal year 2018, Staff noted that the Company still had not publicly disclosed any financial or operational information for the interim quarterly periods in fiscal 2018 or for its most recently completed quarter. Moreover, Staff argued that a single public disclosure of limited unaudited financial information should not be deemed by the Listing Council to evidence the fact that Company had fully overcome its prior difficulties.

Staff ended by echoing the Panel’s observation that the Company’s success in overcoming its recent upheavals and in redeeming its integrity, requires it to proceed cautiously and deliberatively, rather than hastily, and that this process is not appropriate for the Company to undertake while it is listed on Nasdaq.

In its September 26, 2018 reply brief, the Company countered Staff’s intimation that the Listing Council lacked discretion under the Listing Rules to grant the Company a further exception during which to file its delinquent reports. The Company noted that the Listing Council may grant an exception period of up to 360 days from the date of the first such delinquency, which it said in this instance was December 6, 2018.

The Company also disagreed with Staff’s diminution of the significance of the Company’s September 7, 2018 press release that disclosed interim financial results for the fiscal year ended April 30, 2018. The Company asserted that the fact that the Company made this disclosure evidenced its substantial progress in regaining its footing and demonstrated the credibility of its assertion that it would be in a position to regain compliance with the Listing Rules by October 31.

Furthermore, the Company highlighted the experience of its new management team in working for public companies and in providing accounting services to public companies as a means of refuting Staff’s suggestion that the new management team was not credible in its assessment of the time it required to file the delinquent reports. The Company also noted that the management team had the benefit of guidance from the new Board of Directors, which it described as mostly having extensive public company experience. The Company added that the management team had delivered on the commitments it made to the Panel, has spared no expense in doing so, and is “more than capable of taking the necessary steps to ensure good corporate citizenship and compliance with the quantitative and qualitative requirements required of a Nasdaq-listed company.

As to the corporate governance reforms that Staff had observed were not completely implemented by the Company, the Company provided updates in which it asserted that mandatory employee training on the new Code of Conduct had now occurred, new hiring processes have been implemented, the new Conflicts of Interest and Ethics Hotline Policies had been distributed to and affirmatively acknowledged by employees, employees had been asked to identify and disclose conflicts of interest pursuant to the new Policy, and that the new Board and Board Committee Charters had been drafted and were awaiting final review by outside counsel.

Analysis and Conclusions

After a review of the record in this matter, the Listing Council affirms the Panel’s decision.

The Listing Council agrees with Staff that the Company has made no persuasive arguments that the Panel’s delisting determination was made in error. At the time of the Panel’s decision, the Company was indisputably delinquent in filing several of its periodic financial reports. Moreover, the Panel had sound reasons to doubt, not only whether the Company was likely to regain compliance with the periodic filing requirement, but also whether the Company’s new Board and management had done enough to reform the Company and to re-establish it as a responsible public company.

Although the Company has, since the time of the Panel’s decision, fulfilled certain of its pledges to file its delinquent reports, one such report – its Form 10-Q for the period ended July 31, 2018 – remains delinquent.

Even if the Company had already regained full compliance with Listing Rule 5250(c), the Listing Council would still conclude, consistent with its discretion under Rule 5101, that the continued listing of its securities on Nasdaq is inadvisable. While the Company has made significant strides to date to reform its corporate culture, these strides are insufficient to overcome the Listing Council’s concerns about whether the Company – which was almost entirely re-constituted only a few months ago – has regained its proper footing. For example, while the Company asserts that it has changed the “tone at the top,” the Listing Council observes that it appointed a new President and CEO who has no prior experience in such positions and whom the ousted former Chairman and CEO had previously hired and appointed to the Board.
Similarly, the Company has appointed a new CFO with no experience working in that capacity for a public company. Moreover, the Company still has not completed all of its planned reforms, including the adoption of new Board and Board Committee Charters. The Listing Council concedes that these each of concerns may prove unwarranted over time, but not enough time has passed yet for the Listing Council to feel comfortable dismissing them.

The Listing Council agrees with both the Panel and the Staff that the Company’s process of recovering from its extensive upheaval is one that the Company cannot and should not rush. It also is not a process that is appropriate for a company to undergo while it is listed on a national securities exchange. Although the Listing Council appreciates all of the hard work that the Company has done and continues to do to regain compliance with the Listing Rules, the Listing Council believes that the Company will benefit from taking time to catch its breath, to heal from its wounds, and to establish a new track record for stability and good corporate citizenship. When it does so, it may then apply to rejoin the ranks of Nasdaq.

Based on the foregoing, the Listing Council affirms the decision of the Panel in this matter.

The Nasdaq Board, in its sole discretion, may call this decision for review pursuant to Nasdaq Listing Rule 5825.

On Behalf of the Nasdaq Listing and Hearing Review Council,

Brett M. Kitt, Counsel